SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 29, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.
CORPORATE TAXPAYER REGISTRATION 76.535.764/0001-43
BOARD OF TRADE 53.3.0000622-9
PUBLICLY HELD COMPANY

NOTICE TO THE MARKET

BRASIL TELECOM S.A. (“Company”), pursuant to article12, caput, of CVM Instruction 358, of January 3, 2002, hereby announces that TELE NORTE LESTE PARTICIPAÇÕES S.A. (“TNLP”) and its controlled company, TELEMAR NORTE LESTE S.A. (“TELEMAR”), a publicly-held company with headquarters at Rua General Polidoro 99, Botafogo, in the city and state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 33.000.118/0001 -79, informed the Company that its indirect subsidiary “COPART 2 PARTICIPAÇÕES S.A.” (“COPART 2”), with headquarters at Rua Humberto de Campos, 425, 5° andar (parte), Leblon, in the city and state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 09.165.087/0001 -21, on May 28, 2008, reached a relevant stake equivalent to 11.36% of total preferred shares issued by the Company (BRTO4), after the additional acquisition of 18,885,700 preferred shares (BRTO4), totaling 35,375,000 preferred shares (BRTO4).

TNLP and TELEMAR further announced that:

(i) As disclosed by TNLP and TELEMAR in a Material Fact published on May 8, 2008, TNLP and TELEMAR aim at acquiring up to 1/3 of the outstanding preferred shares of Brasil Telecom S.A., i.e., up to 58,956,565 preferred shares of Brasil Telecom S.A. (BRTO4).

(ii) Therefore, TNLP and TELEMAR announce that, with due regard for market conditions, they maintain their intention of acquiring, through indirect subsidiaries, preferred shares of Brasil Telecom S.A., either on the market or through an Offer, until the aforementioned amount of shares is achieved.

(iii) TNLP and TELEMAR would like to clarify that, as disclosed in the Material Fact as of May 8, 2008, the amount of preferred shares to be acquired on the market, direct or indirectly, shall be deducted from the amount of preferred shares that will be purpose of the Offer, observing the limit of acquiring 1/3 of outstanding preferred shares of Brasil Telecom S.A.

(iv) TNLP and TELEMAR also announce that they do not hold, directly or indirectly, any shares, warrants, share-convertible debentures, share subscription rights or stock options of any class or type issued by Brasil Telecom S.A., rather than the shares, purpose of the acquisitions mentioned in previous notices.

(v) TNLP and TELEMAR also announce that they did not enter into any agreement regulating the exercise of voting rights or the purchase and sale of securities issued by Brasil Telecom S.A.

Brasília, May 28, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.